Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, MARCH 21 2013

Performance Statistics

On-Time Experience

AA	Wed	MTD	Target
D-0	62.5	61.1	65.9
A+14	86.3	82.1	79.9

Eagle

D-0	79.0	67.0	74.0
A+14 DOT	92.1	75.5	83.4

**	American Eagle scored a perfect day yesterday with zero cancellations, completing 100 percent of its 1,413 scheduled departures.

Every Bag Counts

AA	Wed	MTD*	DOT Standard
	2.42	2.59	2.85

*	DOT claims per 1000 customers

Announcements

» Integration Management Office (IMO) Created

Today marks another important step in the merger integration process with the announcement of an Integration Management Office (IMO), to be led by Bev Goulet, American’s Senior Vice President & Chief Integration Officer, and Robert Isom, US Airways Chief Operation Officer. The IMO will support the previously announced Transition Committee and will centrally manage and coordinate all integration-related topics. This includes capturing the value of the merger (cost savings and increased revenue), developing the master plan and timeline for the integration, and working in close collaboration with the People departments of both carriers to implement the design of the new organization. Importantly, the IMO, working closely with the Communications team, will also manage integration communications. Find out more in new Jetnet’s Merger space.

» Read All About it in Our New Joint Merger Communication, Arrivals!

In the spirit of our proposed merger as the new American Airlines, the teams from American and US Airways have come together to create a weekly merger newsletter, Arrivals. Each week, you’ll learn more about the history of the new American’s hubs, fun facts about new destinations, and some of the people at US Airways and American – not to mention the latest in merger news. Check out our first joint edition, available now on new Jetnet.

» Check Out All of the Merchandise with Our New Look!

You’ve seen our new look …now you can proudly display it with merchandise from the American Airlines Shop. It’s easy to order items featuring our new logo - just browse through the online catalog and place your order with a personal credit card. Those of you with a SmAArtBuy account can order products using your cost center. Visit the Shop and get something special today.

» Let’s Give a Round of Applause

“Great customer service means being knowledgeable in the services you provide and handling customers efficiently with a helpful and friendly attitude, regardless of circumstances,” says Kelly Steward, Premium Services Representative - BNA, upon learning she was an Applause winner. Check out the February Applause recognition highlights on Jetnet.

AMR in the News

From USA TODAY

Trip Report: American’s 777-300 Bringing Luxury Back

American has a lot riding on the Boeing 777-300ER. It’s the first U.S. airline to fly the more fuel-efficient jet. And as American exits bankruptcy and seeks the okay to merge with US Airways, the newest member of its family of 777 aircraft may be the most visible example yet of how it plans to reinvent itself. Last Friday, the 777-300ER launched its first flight from New York JFK to London Heathrow, the most important route in the world when it comes to courting the highly coveted, premium paying flyer. And passengers said if the airline was hoping to offer an experience that was cutting edge, comfortable, and noticeably better than what they were used to on an American flight, it got it right.

“It was luxurious and modern, but not over the top,” says Erik Moore, a venture capitalist from Berkeley, who had a business-class seat for the inaugural trip. “It’s an aircraft that a Silicon Valley tech (company) founder would design.” Going forward, American passengers will have plenty of opportunities to fly the 777-300ER. The airline plans to have 20 of the jets in its fleet in the next few years. The jet also began ferrying fliers between DFW and London on March 2. Service between JFK and Sao Paulo will launch April 2, followed by a second round-trip flight from JFK to Heathrow that will begin May 9. In June, AA will kick off 777-300ER service between Los Angeles and Heathrow. “This plane is probably the most luxurious aircraft in the Western Hemisphere,” says Christian Daly, an entertainment company executive who crisscrosses the globe. “It’s bringing back luxury to flying.”

Industry News

From The New York Times

Southwest Broadens Approach in New Campaign

Southwest, for the first time in many years, has made major changes in how it presents itself to current and potential customers. In an initiative that began on Tuesday, Southwest replaced its longtime humorous approach, as typified by ads with themes like “You are now free to move about the country,” with a smoother, more polished tack that is intended to help burnish the Southwest brand image by playing up the airline’s status as the biggest domestic carrier. The new effort carries the theme “Welcome Aboard.” Fun is, however, not entirely absent from the new initiative, which uses the song “Some Nights” by the popular rock band Fun. on the soundtrack of the first commercial. The new approach for Southwest is not without risk in that it leaves behind the airline’s usual jokey pitches for a tack that may seem to many consumers more appropriate for a carrier with a buttoned-down, corporate image than one with humorous on-board safety announcements.

From Bloomberg.com

JetBlue’s Premium-Seat Plan Cedes Coach-Only to Southwest

JetBlue will add premium seats on some transcontinental jets, leaving Southwest as the lone airline among the seven biggest U.S. carriers with coach-only service. JetBlue will offer the premium seats and Wi-Fi Internet service on daytime flights between New York JFK and both Los Angeles and San Francisco starting next year, Chief Commercial Officer Robin Hayes said at an investor event in New York. He didn’t elaborate on how many seats or whether the company plans a separate first-class cabin. The carrier will share more details later this year, he said. The top route from JFK is Los Angeles, followed by San Francisco, according to the Bureau of Transportation Statistics.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, March 20

Crude oil was $92.96 a barrel, up $0.80 from the previous day.

Jet fuel price was $121.57 a barrel, down $0.13.

It’s a Fact

On Tuesday, American took delivery of a new Boeing 777-300ER aircraft, configured with three classes, featuring lie-flat seats with all-aisle access in First and Business Class. The plane is the fifth 777-300ER delivered to American, and third of eight expected to be delivered this year.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor - Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.